UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nocopi Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

655212207

(CUSIP Number)

Tim Eriksen
Eriksen Capital Management LLC
567 Wildrose Circle
Lynden, WA 98264
(360) 354-3331

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655212207	13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ERIKSEN CAPITAL MANAGEMENT LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,762,534
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,762,534
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,762,534
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON (see instructions)
IA

*	Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of March 17, 2021, as reported in the 10-K of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on March 30, 2021.

CUSIP No. 655212207	13D	Page 3 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CEDAR CREEK PARTNERS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,309,046
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,309,046
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,046
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions)
PN

*	Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of March 17, 2021, as reported in the 10-K of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on March 30, 2021.

CUSIP No. 655212207	13D	Page 4 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM ERIKSEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 304,872
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 304,872
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,872
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON (see instructions)
IN

*	Percentage calculated based on 67,353,690 shares of common stock, par value $.01 per share, outstanding as of March 17, 2021, as reported in the 10-K of Nocopi Technologies, Inc., filed with the Securities and Exchange Commission on March 30, 2021.

CUSIP No. 655212207	13D	Page 5 of 9

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Nocopi Technologies, Inc. (the “Issuer” or “Nocopi”). The address of the issuer is 480 Shoemaker Road, Suite 104, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background

(a)       This Statement is filed by Tim Eriksen on behalf of Eriksen Capital Management LLC (“ECM”), a registered investment adviser with the State of Washington, and Cedar Creek Partners, LLC (“CCP”). ECM is the managing member of CCP, a private investment partnership, and investment advisor to separately managed accounts. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” By virtue of his position with ECM, Mr. Eriksen has the sole power to vote and dispose of the Issuer’s Shares owned by CCP.

(b)       The principal business address of Mr. Eriksen, ECM and CCP is 567 Wildrose Circle, Lynden, WA 98264.

(c)       The principal business of CCP is acquiring, holding and disposing of investments in various companies. The principal business of ECM is serving as the investment manager of CCP and separately managed accounts. The principal occupation of Mr. Eriksen is serving as the sole manager of ECM.

(d)       No Reporting Person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Parties described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Eriksen is a citizen of the United States. ECM and CCP are both Washington limited liability companies.

Item 3.	Source and amount of Funds or Other Consideration

The Common Stock of the Issuer was acquired in open market purchases with working capital of CCP and the uncommitted cash of separately managed accounts (“SMA”). The amount of funds expended, excluding commissions, to acquire the shares held by CCP is $627,426, for the SMAs is $21,575 and for Mr. Eriksen, including spouse’s IRA, is $45,760.

Item 4.	Purpose of Transaction

ECM acquired shares of Nocopi Technologies for investment purposes. ECM believes companies should practice good governance. According to SEC filings, Nocopi has not held an annual meeting since 1999. It appears that other than the CEO over twenty years ago, none of its directors have ever been approved by shareholders. The share price is roughly the same as it was when the current CEO took over more than twenty years ago. In 2018, a shareholder group representing 20% of the shares of the company filed a 13D noting many of these same concerns. Instead of holding an annual meeting, the company responded by changing its bylaws in order to make it incredibly difficult for shareholders to nominate directors. We find this kind of behavior unacceptable.

CUSIP No. 655212207	13D	Page 6 of 9

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) soliciting proxies to call a special meeting of stockholders in order to remove directors and modify the Corporation’s bylaws; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

The following list sets forth the aggregate number and percentage (based on 67,353,690 shares of Common Stock outstanding on March 17, 2021, as reported in the 10-K of the Issuer filed with the Securities and Exchange Commission on March 30, 2021) of outstanding shares of Common Stock owned beneficially by the Reporting Persons.

Name	No. of Shares	Percent of Class
Cedar Creek Partners LLC (1)	4,309,046	6.4%
Separately Managed Accounts (2)	148,616	0.2%
Tim Eriksen (3)	304,872	0.5%
Total	4,762,534	7.1%

CUSIP No. 655212207	13D	Page 7 of 9

(1)	These shares are owned by CCP, an investment partnership, for which ECM is Managing Member, and acts as the discretionary portfolio manager.
(2)	These shares are owned by investment clients of ECM, who are also responsible to vote the shares. ECM does not own these shares directly, but by virtue of ECM’s Investment Advisory Agreement with the clients of ECM, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. ECM disclaims beneficial ownership of such Shares.
(3)	These shares are owned by Mr. Eriksen in his individual capacity.

The following table sets forth all transactions with respect to the Common Stock effected by Reporting Persons.

	Date	Shares	Buy/Sell	Price
Cedar Creek Partners	4/8/2021	2,596,014	Buy	0.150
Cedar Creek Partners	4/27/2021	204,632	Buy	0.131
Cedar Creek Partners	4/29/2021	1,418,400	Buy	0.140
Cedar Creek Partners	4/30/2021	90,000	Buy	0.140

	Date	Shares	Buy/Sell	Price
Eriksen Capital Management	3/18/2021	8,204	Buy	0.151
Eriksen Capital Management	3/29/2021	8,000	Buy	0.155
Eriksen Capital Management	3/30/2021	22,000	Buy	0.154
Eriksen Capital Management	4/1/2021	12,850	Buy	0.155
Eriksen Capital Management	4/6/2021	2,150	Buy	0.157
Eriksen Capital Management	4/12/2021	11,796	Buy	0.151
Eriksen Capital Management	4/26/2021	20,000	Buy	0.138
Eriksen Capital Management	5/3/2021	63,616	Buy	0.140

	Date	Shares	Buy/Sell	Price
Tim Eriksen	3/2/2021	12,000	Buy	0.154

	Date	Shares	Buy/Sell	Price
Tim Eriksen IRA	3/1/2021	20,000	Buy	0.155
Tim Eriksen IRA	3/2/2021	30,000	Buy	0.155
Tim Eriksen IRA	3/2/2021	25,000	Buy	0.152
Tim Eriksen IRA	3/26/2021	55,000	Buy	0.160
Tim Eriksen IRA	3/26/2021	5,000	Buy	0.161
Tim Eriksen IRA	4/26/2021	30,000	Buy	0.138
Tim Eriksen IRA	5/5/2021	200	Buy	0.137
Tim Eriksen IRA	5/6/2021	91,000	Buy	0.145
Tim Eriksen IRA	5/6/2021	1,672	Buy	0.139

	Date	Shares	Buy/Sell	Price
Cindy Eriksen IRA	1/6/2021	5,000	Buy	0.146
Cindy Eriksen IRA	3/18/2021	10,000	Buy	0.151
Cindy Eriksen IRA	3/15/2021	(100)	Sell	0.150
Cindy Eriksen IRA	4/12/2021	20,100	Buy	0.148

Total		4,762,534

CUSIP No. 655212207	13D	Page 8 of 9

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. 655212207	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 06, 2021
ERIKSEN CAPITAL MANAGEMENT LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

CEDAR CREEK PARTNERS LLC

By:	/s/ Tim Eriksen
Tim Eriksen
Managing Member

TIM ERIKSEN

/s/ Tim Eriksen